 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

X4 Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

98420X103
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98420X103

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		978,892 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

978,892 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

978,892 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 530,425 Shares issuable upon the exercise of certain Pre-Funded Warrants (defined in Item 4).

Excludes 450,314 Shares underlying certain Class A Warrants (defined in Item 4) that may not be exercised due to the Class A Blocker (defined in Item 4).

Excludes 518,856 Shares underlying certain Class B Warrants (defined in Item 4) that may not be exercised due to the Class B Blocker (defined in Item 4).

Excludes 259,739 Shares underlying certain Pre-Funded B Warrants (defined in Item 4) that may not be exercised due to the Pre-Funded B Blocker (defined in Item 4).

2

CUSIP No. 98420X103

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		978,892 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

978,892 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

978,892 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 530,425 Shares issuable upon the exercise of certain Pre-Funded Warrants.

Excludes 450,314 Shares underlying certain Class A Warrants that may not be exercised due to the Class A Blocker.

Excludes 518,856 Shares underlying certain Class B Warrants that may not be exercised due to the Class B Blocker.

Excludes 259,739 Shares underlying certain Pre-Funded B Warrants that may not be exercised due to the Pre-Funded B Blocker.

3

CUSIP No. 98420X103

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		689,547 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

689,547 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

689,547 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 396,299 Shares issuable upon the exercise of certain Pre-Funded Warrants. Excludes 32,405 Shares underlying certain Pre-Funded Warrants that may not be exercised due to the Pre-Funded Blocker (defined in Item 4).

Excludes 363,810 Shares underlying certain Class A Warrants that may not be exercised due to the Class A Blocker.

Excludes 385,449 Shares underlying certain Class B Warrants that may not be exercised due to the Class B Blocker.

Excludes 204,465 Shares underlying certain Pre-Funded B Warrants that may not be exercised due to the Pre-Funded B Blocker.

4

CUSIP No. 98420X103

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		689,547 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

689,547 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

689,547 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 396,299 Shares issuable upon the exercise of certain Pre-Funded Warrants. Excludes 32,405 Shares underlying certain Pre-Funded Warrants that may not be exercised due to the Pre-Funded Blocker.

Excludes 363,810 Shares underlying certain Class A Warrants that may not be exercised due to the Class A Blocker.

Excludes 385,449 Shares underlying certain Class B Warrants that may not be exercised due to the Class B Blocker.

Excludes 204,465 Shares underlying certain Pre-Funded B Warrants that may not be exercised due to the Pre-Funded B Blocker.

5

CUSIP No. 98420X103

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		48,836 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

48,836 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,836 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Excludes 76,534 Shares underlying certain Pre-Funded Warrants that may not be exercised due to the Pre-Funded Blocker.

Excludes 64,996 Shares underlying certain Class A Warrants that may not be exercised due to the Class A Blocker.

Excludes 66,236 Shares underlying certain Class B Warrants that may not be exercised due to the Class B Blocker.

Excludes 35,796 Shares underlying certain Pre-Funded B Warrants that may not be exercised due to the Pre-Funded B Blocker.

6

CUSIP No. 98420X103

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		48,836 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

48,836 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,836 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%(1)
12	TYPE OF REPORTING PERSON

CO

(1) Excludes 76,534 Shares underlying certain Pre-Funded Warrants that may not be exercised due to the Pre-Funded Blocker.

Excludes 64,996 Shares underlying certain Class A Warrants that may not be exercised due to the Class A Blocker.

Excludes 66,236 Shares underlying certain Class B Warrants that may not be exercised due to the Class B Blocker.

Excludes 35,796 Shares underlying certain Pre-Funded B Warrants that may not be exercised due to the Pre-Funded B Blocker.

7

CUSIP No. 98420X103

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,668,439 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,668,439 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,668,439 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 926,724 Shares issuable upon the exercise of certain Pre-Funded Warrants. Excludes 32,405 Shares underlying certain Pre-Funded Warrants that may not be exercised due to the Pre-Funded Blocker.

Excludes 814,124 Shares underlying certain Class A Warrants that may not be exercised due to the Class A Blocker.

Excludes 904,305 Shares underlying certain Class B Warrants that may not be exercised due to the Class B Blocker.

Excludes 464,204 Shares underlying certain Pre-Funded B Warrants that may not be exercised due to the Pre-Funded B Blocker.

8

CUSIP No. 98420X103

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,719,616 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,719,616 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,719,616 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 926,724 Shares issuable upon the exercise of certain Pre-Funded Warrants. Excludes 146,276 Shares underlying certain Pre-Funded Warrants that may not be exercised due to the Pre-Funded Blocker.

Excludes 910,750 Shares underlying certain Class A Warrants that may not be exercised due to the Class A Blocker.

Excludes 1,000,000 Shares underlying certain Class B Warrants that may not be exercised due to the Class B Blocker.

Excludes 500,000 Shares underlying certain Pre-Funded B Warrants that may not be exercised due to the Pre-Funded B Blocker.

9

CUSIP No. 98420X103

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,719,616 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,719,616 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,719,616 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 926,724 Shares issuable upon the exercise of certain Pre-Funded Warrants. Excludes 146,276 Shares underlying certain Pre-Funded Warrants that may not be exercised due to the Pre-Funded Blocker.

Excludes 910,750 Shares underlying certain Class A Warrants that may not be exercised due to the Class A Blocker.

Excludes 1,000,000 Shares underlying certain Class B Warrants that may not be exercised due to the Class B Blocker.

Excludes 500,000 Shares underlying certain Pre-Funded B Warrants that may not be exercised due to the Pre-Funded B Blocker.

10

CUSIP No. 98420X103

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,719,616 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,719,616 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,719,616 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes 926,724 Shares issuable upon the exercise of certain Pre-Funded Warrants. Excludes 146,276 Shares underlying certain Pre-Funded Warrants that may not be exercised due to the Pre-Funded Blocker.

Excludes 910,750 Shares underlying certain Class A Warrants that may not be exercised due to the Class A Blocker.

Excludes 1,000,000 Shares underlying certain Class B Warrants that may not be exercised due to the Class B Blocker.

Excludes 500,000 Shares underlying certain Pre-Funded B Warrants that may not be exercised due to the Pre-Funded B Blocker.

11

CUSIP No. 98420X103

Item 1(a).	Name of Issuer:

X4 Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

955 Massachusetts Avenue, 4th Floor

Cambridge, Massachusetts 02139

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF I GP LLC (“BVF GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

12

CUSIP No. 98420X103

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Shares”)

Item 2(e).	CUSIP Number:

98420X103

13

CUSIP No. 98420X103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

14

CUSIP No. 98420X103

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 31, 2020, the Reporting Persons held 910,750 Class A Warrants (the “Class A Warrants”) exercisable into an aggregate of 910,750 Shares. Each Class A Warrant has an exercise price per Share equal to $13.20 and expires on April 16, 2024. The Class A Warrants are exercisable, at the option of each holder, provided that the holder will be prohibited, subject to certain exceptions, from exercising the Class A Warrants for Shares to the extent that immediately prior to or after giving effect to such exercise, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the total number of Shares then issued and outstanding (the “Class A Blocker”). As of the close of business on December 31, 2020, the Class A Blocker limits the aggregate exercise of Class A Warrants by the Reporting Persons to zero out of 910,750 Shares underlying the Class A Warrants owned by the Reporting Persons in the aggregate. BVF holds Class A Warrants to purchase 450,314 additional Shares which are excluded herein as a result of the Class A Blocker. BVF2 holds Class A Warrants to purchase 363,810 additional Shares which are excluded herein as a result of the Class A Blocker. Trading Fund OS holds Class A Warrants to purchase 64,996 additional Shares which are excluded herein as a result of the Class A Blocker. The Reporting Persons through a certain Partners managed account (the “Partners Managed Account”) holds Class A Warrants to purchase 31,630 additional Shares which are excluded herein as a result of the Class A Blocker.

As of the close of business on December 31, 2020, the Reporting Persons held 1,000,000 Class B Warrants (the “Class B Warrants”) exercisable into an aggregate of 1,000,000 Shares. Each Class B Warrant has an exercise price per Share equal to $15.00 and will expire on the date that is the earlier of (a) the date that is thirty (30) calendar days following the date on which the Issuer issues a press release regarding topline data from its Phase III clinical trial of mavorixafor for the treatment of WHIM syndrome (or, if such date is not a business day, the following business day) and (b) November 28, 2024. The Class B Warrants are exercisable, at the option of each holder, provided that the holder will be prohibited, subject to certain exceptions, from exercising the Class B Warrants for Shares to the extent that immediately prior to or after giving effect to such exercise, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the total number of Shares then issued and outstanding (the “Class B Blocker”). As of the close of business on December 31, 2020, the Class B Blocker limits the aggregate exercise of Class B Warrants by the Reporting Persons to zero out of 1,000,000 Shares underlying the Class B Warrants owned by the Reporting Persons in the aggregate. BVF holds Class B Warrants to purchase 518,856 additional Shares which are excluded herein as a result of the Class B Blocker. BVF2 holds Class B Warrants to purchase 385,449 additional Shares which are excluded herein as a result of the Class B Blocker. Trading Fund OS holds Class B Warrants to purchase 66,236 additional Shares which are excluded herein as a result of the Class B Blocker. The Reporting Persons through the Partners Managed Account holds Class B Warrants to purchase 29,459 additional Shares which are excluded herein as a result of the Class B Blocker.

15

CUSIP No. 98420X103

As of the close of business on December 31, 2020, the Reporting Persons held 1,073,000 Pre-Funded Warrants (the “Pre-Funded Warrants”) exercisable into an aggregate of 1,073,000 Shares. Each Pre-Funded Warrant has an exercise price per Share equal to $0.001 per Share. The Pre-Funded Warrants are exercisable at any time after their original issuance and do not expire. However, under the Pre-Funded Warrants, the Issuer may not effect the exercise of any Pre-Funded Warrant, and a holder will not be entitled to exercise any portion of any Pre-Funded Warrant, which, upon giving effect to such exercise, would cause (i) the aggregate number of Shares beneficially owned by the holder (together with its affiliates) to exceed 9.99% of the number of Shares outstanding immediately after giving effect to the exercise, or (ii) the combined voting power of the Issuer’s securities beneficially owned by the holder (together with its affiliates) to exceed 9.99% of the combined voting power of all of the Issuer’s securities then outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants (the “Pre-Funded Blocker”). In providing beneficial ownership described herein, the Reporting Persons have assumed that Pre-Funded Warrants held by BVF and BVF2 in the aggregate to acquire 926,724 Shares would be exercised, which would bring the Reporting Persons to the aggregate 9.99% limitation, and the remaining Pre-Funded Warrants exercisable into 32,405 Shares owned by BVF2, Pre-Funded Warrants exercisable into 76,534 Shares owned by Trading Fund OS, and the Pre-Funded Warrants exercisable into 37,337 Shares held in the Partners Managed Account, would not be exercised due to the Pre-Funded Blocker.

As of the close of business on December 31, 2020, the Reporting Persons held 500,000 Pre-Funded B Warrants (the “Pre-Funded B Warrants”) exercisable into an aggregate of 500,000 Shares. Each Pre-Funded Warrant has an exercise price per Share equal to $0.001 per Share. The Pre-Funded B Warrants are exercisable at any time after their original issuance and do not expire. However, under the Pre-Funded B Warrants, the Issuer may not effect the exercise of any Pre-Funded B Warrant, and a holder will not be entitled to exercise any portion of any Pre-Funded B Warrant, which, upon giving effect to such exercise, would cause (i) the aggregate number of Shares beneficially owned by the holder (together with its affiliates) to exceed 9.99% of the number of Shares outstanding immediately after giving effect to the exercise, or (ii) the combined voting power of the Issuer’s securities beneficially owned by the holder (together with its affiliates) to exceed 9.99% of the combined voting power of all of the Issuer’s securities then outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded B Warrants (the “Pre-Funded B Blocker” and together with the Class A Blocker, the Class B Blocker and the Pre-Funded Blocker, the “Beneficial Ownership Limitation”). As of the close of business on December 31, 2020, the Pre-Funded B Blocker limits the exercise of Pre-Funded B Warrants by the Reporting Persons to zero out of the 500,000 Shares underlying the Pre-Funded B Warrants owned by the Reporting Persons in the aggregate. BVF holds Pre-Funded B Warrants to purchase 259,739 additional Shares which are excluded herein as a result of the Pre-Funded B Blocker. BVF2 holds Pre-Funded B Warrants to purchase 204,465 additional Shares which are excluded herein as a result of the Pre-Funded B Blocker. Trading Fund OS holds Pre-Funded B Warrants to purchase 35,796 additional Shares which are excluded herein as a result of the Pre-Funded B Blocker.

16

CUSIP No. 98420X103

The Reporting Persons may choose to exercise the Class A Warrants, the Class B Warrants, the Pre-Funded Warrants or the Pre-Funded B Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

As of the close of business on December 31, 2020, (i) BVF beneficially owned 978,892 Shares, including 530,425 Shares issuable upon the exercise of certain Pre-Funded Warrants, and excluding 450,314 Shares issuable upon conversion of certain Class A Warrants, 518,856 Shares issuable upon conversion of certain Class B Warrants, and 259,739 Shares issuable upon conversion of certain Pre-Funded B Warrants (ii) BVF2 beneficially owned 689,547 Shares, including 396,299 Shares issuable upon the exercise of certain Pre-Funded Warrants, and excluding 32,405 Shares issuable conversion of certain Pre-Funded Warrants, 363,810 Shares issuable upon conversion of certain Class A Warrants, 385,449 Shares issuable upon conversion of certain Class B Warrants, and 204,465 Shares issuable upon conversion of certain Pre-Funded B Warrants and (iii) Trading Fund OS beneficially owned 48,836 Shares, excluding 76,534 Shares issuable conversion of certain Pre-Funded Warrants, 64,996 Shares issuable upon conversion of certain Class A Warrants, 66,236 Shares issuable upon conversion of certain Class B Warrants, and 35,796 Shares issuable upon conversion of certain Pre-Funded B Warrants.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 978,892 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 689,547 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 48,836 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 1,668,439 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,719,616 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and the Partners Managed Account, including 2,341 Shares held in the Partners Managed Account, and excluding 37,337 Shares issuable conversion of certain Pre-Funded Warrants, 31,630 Shares issuable upon conversion of certain Class A Warrants, and 29,459 Shares issuable upon conversion of certain Class B Warrants.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,719,616 Shares beneficially owned by Partners.

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CUSIP No. 98420X103

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,719,616 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of (i) 16,286,645 Shares outstanding, as of November 2, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020 and (ii) certain or all of 926,724 Shares issuable upon the exercise of the Pre-Funded Warrants, as applicable.

As of the close of business on December 31, 2020, (i) BVF beneficially owned approximately 5.8% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 4.1% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 5.8% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 4.1% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 9.7% of the outstanding Shares, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding Shares (less than 1% of the outstanding Shares are held in the Partners Managed Account).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

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CUSIP No. 98420X103

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and the Partners Managed Account.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2020.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 98420X103

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

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